SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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Filed by a Party other than the Registrant [ X  ]

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[   ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S)
240.14a-12
[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

               Harrah's Entertainment, Inc.
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     (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant):  Hotel Employees & Restaurant Employees
International Union

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applies:

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
SHAREHOLDER PROXY CONTEST INFORMATION

Date first mailed:    March 18th, 1997<R/>

HERE International Union
Research Dept.
1219 28th Street, N.W.
Washington, D.C. 20007
tel. (202) 393-4373
fax  (202) 333-6049

PLEASE VOTE FOR THE SHAREHOLDER PROPOSAL AGAINST MANAGEMENT'S
POISON PILL
at Harrah's Entertainment Inc.
Annual Stockholders Meeting


   Winegardner Auditorium Dixon Gallery and Gardens, 4339 Park
Avenue, Memphis, Tennessee<R/>
April 25, 1997 11:00 a.m.

Dear Fellow Harrah's Shareholder:

     This is to alert you to an upcoming vote on our shareholder proposal against the Company's poison pill (which the board of directors adopted in July 1996 ).  <R/>

     We will make the following proposal at the shareholders meeting:

   RESOLVED:  The Shareholders of Harrah's Entertainment,
Inc.("Company") hereby exercise their right to amend the bylaws of the Company under Section 109 of the Corporation Law of Delaware<R/> to add the following Section 7 to Article V:

   Section 7 Poison Pills. The Company shall not adopt or maintain a "poison pill", shareholder rights plan, rights agreement or any other form of "poison pill" which is designed to or has the effect of making acquisition of large holdings of the Company's shares of stock more difficult or expensive (such as the July 19th, 1996 "Rights Agreement"), unless such plan is first approved by A MAJORITY shareholder vote. The Company shall redeem any such rights now in effect. The affirmative vote of a majority of shares voted shall suffice to approve such a plan. This Article shall be effective immediately and automatically as of the date it is approved by the <R/>shareholders. Notwithstanding any provision of these bylaws, this

   Section <R/>may not be
   amended, altered, deleted or modified in any way by the Board of Directors without prior shareholder approval.

In July, 1996, the Company's Board of Directors adopted a so-called "shareholder rights plan" which replaced an existing rights plan that expired on October 5, 1996. <FN1> These rights are a type of corporate anti-takeover device commonly known as a "poison pill."
_______

<FN1> Harrah's Entertainment, Inc., SEC Form 8-K, August 9, 1996
_______

Under its terms, one right was declared for each common share outstanding. Each right entitles shareholders to purchase, under certain conditions, one two-hundredth of a share of the Company's Series A Special Stock of the Company at a purchase price of $130. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or has announced or has commenced a tender offer upon consummation of which such person or group would own 15% or more of the Company's outstanding common stock. Rights held by the 15% holder will become void. The Rights will expire on October 5,

   2006<R/>, unless earlier redeemed by the Board at one cent per Right.



   <R/>The Company's Shareholder Rights Plan (commonly know as a
"poison pill") is a powerful anti-takeover device which effectively prevents a change in control of the Company without the approval of the board of directors.

Triggering the poison pill affects the bidder by

   "causing
substantial dilution to a Person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors."<FN2>

    <R/>

We feel the poison pill forces potential investors to negotiate acquisitions with management, instead of making their offer directly to shareholders.<FN3>

     <R/>

In 1996, shareholder support for proposals opposing pills increased to 53.4%, the highest support of any issue that proxy season. Such proposals received 8 majority votes in 1996:
Weyerhauser, Rite Aid, Fleming, Supervalu, Rowan, Baker Hughes, Wellman, and Consolidated Natural Gas.<FN4>

     <R/>



    our view the market for Harrah's stock should not be artificially restricted by management. We believe that shareholders should be able to decide for themselves whether to accept an offer for their stock without interference in the form of a poison pill.<R/>

We urge you to VOTE FOR this proposal.



   <R/>

VOTING PROCEDURE AND VOTING RIGHTS

     We have asked management to include this proposal in its upcoming proxy statement and proxy card, but do not know whether it will do so. We intend to circulate our own proxy card in support of the proposal once management releases the names of nominees for election and other matters to be included on our card.

   Any proxy card distributed by HERE will be accompanied or preceded by a copy of HERE's definitive proxy statement.

     This proposal calls for a an amendment to the Company's
Bylaws which according to the Company's Certificate of Incorporation requires "an affirmative vote of at least 75% of the votes entitled to vote generally in the election of directors, voting together as a single class."<FN5>

     <R/>
_______

<FN2> Harrah's Entertainment, Inc., SEC Form 8-A, September 16,
1996.
<FN3> Harrah's Entertainment, SEC Form 8-K, August 9th, 1996
<FN4> Investor Responsibility Research Center based on the 14 companies reporting their vote as of 9/13/96. The proposals did not pass at Wellman and CNG because these companies include abstentions in their totals.
<FN5> Certificate of Incorporation, The Promus Companies, Article
Fifth, Section B. Filed with the Company's Registration Statement on Form 10, File No. 1-10410, filed on December 13, 1989.
_______


Only holders of record of shares of Common Stock as of the close of business on March 4th, 1997 (the "Annual Meeting Record Date") will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Such holders of shares of Common Stock are entitled to one vote per share on any matter which may properly come before the Annual Meeting. The presence, either in person or by properly executed proxy, of a majority of the shares of Common Stock outstanding on the Annual Meeting Record Date will constitute a quorum and such quorum is necessary to permit action to be taken by the stockholders at such meeting.<FN6>

     <R/>

       You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the
meeting.   The Company's headquarters is at 1023 Cherry Road,
Memphis, TN 38117.

       We will keep the content of all cards we receive confidential from everyone except

   <R/>staff

   employed
directly by HERE and involved in our solicitation. No affiliated HERE local Unions nor their staff will have access to cards received. A<R/>t the meeting our cards must be presented to the company's tabulator in order to be counted. The record date is March 4, 1997. As of 9/30/96 there were 103,324,000 shares of Common Stock <R/> outstanding.

   T<R/>here are no other
classes of stock.

SOLICITATION



   The  participants in this solicitation are the<R/>Hotel
Employees & Restaurant Employees International Union

    and its
staff (not owners themselves). The Union <R/>owns 110 shares of company common stock. We expect to spend about

   $10,000<R/> on
the solicitation.

   We will not employ an outside solicitation firm. <R/> Solicitation will be done by phone, fax,

   letter,
and personal interview<R/> by our staff, who will not receive additional compensation therefor. Our local unions have collective bargaining agreements in place with Harrah's hotels in Las Vegas and Atlantic City, and no labor dispute.

    The
collective bargaining agreement in Las Vegas expires in May of 1997; the Atlantic City labor agreement expires in September of 1999. Other Harrah's Entertainment properties are non-Union but none is the subject of a current organizing campaign by HERE.<R/>

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS



   Current information on these subjects is not available to us. We incorporate herein by reference the information contained on these subjects in management's 1996 proxy statement. Copies are available upon request by contacting us at the number and address above. More current information on these matters will be contained in management's upcoming proxy statement.<R/>

SHAREHOLDER PROPOSALS FOR 1998 MEETING

     Certain shareholders have the right under SEC Rule 14a-8 to submit proposals for inclusion in management's proxy statement.
The deadline for submitting such proposals to management for the 1998 meeting is probably mid-November (the exact date will appear in management's forthcoming proxy statement.) <R/>

PLEASE VOTE FOR THE PROPOSAL TO RESCIND THE POISON PILL

_______

<FN6> Harrah's Entertainment, Inc. SEC Form 14-A, Filed March 15,
1996.